OPTION AGREEMENT

      THIS OPTION AGREEMENT (this "Agreement"), dated as of the 16th day of October, 1999, between FNB CORP., a North Carolina corporation ("FNB"), and CAROLINA FINCORP, INC. a North Carolina corporation ("Carolina").

                               R E C I T A L S :

      WHEREAS, the Boards of Directors of FNB and Carolina have approved an Agreement and Plan of Merger (the "Merger Agreement"), dated as of the date hereof, between FNB and Carolina that provides for the merger (the "Merger") of Carolina and a wholly owned subsidiary of FNB, which Merger Agreement has been executed by the parties concurrently with this Agreement; and

      WHEREAS, as a condition to FNB's execution of the Merger Agreement, and in consideration thereof, Carolina has agreed to grant to FNB the option set forth herein;

      NOW, THEREFORE, in consideration of the premises herein contained, the parties, intending to be legally bound, hereby agree as follows:

      1. Definitions. Capitalized terms used but not defined in this Agreement shall have the meanings assigned to them in the Merger Agreement.

      2. Grant of Option. Carolina hereby grants to FNB an irrevocable option (the "Option") to purchase up to 372,437 shares (as adjusted as set forth in this Agreement) of authorized but unissued shares of Carolina common stock, no par value (the "Carolina Common Stock"), at a price of $10.50 per share (the "Exercise Price") payable in cash as provided in Section 4 below; provided, however, that such number of shares shall be reduced if and to the extent necessary so that the number of shares for which this Option is exercisable shall not exceed 19.9% of the issued and outstanding Carolina Common Stock as of the date hereof.

      3.    Exercise of Option.

      (a) Subject to compliance with applicable laws and regulations and unless FNB shall have breached in any material respect and failed to cure any covenant, representation or warranty in the Merger Agreement, FNB may exercise the Option, in whole or in part, at any time or from time to time following the occurrence of a Purchase Event (as defined below) and prior to the occurrence of a Termination Event (as defined below).

      (b) (i) As used herein, a "Purchase Event" shall mean when:

                 (A) Carolina shall have authorized, recommended, proposed or publicly announced an intention to authorize, recommend or propose a transaction with a person (other than FNB or First National Bank and Trust Company, a national banking corporation and a wholly owned subsidiary of FNB ("First


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            National")) to, or entered into an agreement with a person (other than FNB or First National) to: (a) effect a merger, consolidation or similar transaction involving Carolina or Richmond Savings Bank, Inc., SSB ("Richmond"), (b) sell, lease or otherwise transfer the assets of Carolina or any of its subsidiaries to such person, aggregating 20% or more of the consolidated assets of Carolina and its subsidiaries (other than a sale of loan receivables in a financing transaction in the normal course of business consistent with past practices), or (c) issue, sell or otherwise dispose of to such person (including by way of merger, consolidation, share exchange or any similar transaction) securities representing more than 20% of the voting power of Carolina or Richmond; or

                 (B) any person other than FNB or First National shall have acquired beneficial ownership of, or the right to acquire beneficial ownership of, more than 20% of the outstanding shares of Carolina Common Stock (not including acquisitions pursuant to which the acquiror has successfully rebutted the presumption of control pursuant to 12 C.F.R. Section 574(e) and has voted the securities so acquired for the approval of the Merger at any and all meetings of shareholders of Carolina called for that purpose or at which such matter is considered (a "Rebuttal Acquisition")); or any person shall have merged, consolidated with or consummated a similar transaction with Carolina or Richmond or any person shall have purchased, leased or otherwise acquired 20% or more of the consolidated assets of Carolina and its subsidiaries (other than a sale of loan receivables in a financing transaction in the normal course of business consistent with past practices); or

                 (C) a bona fide proposal is made by any person (other than FNB or First National) by public announcement or written communication that is or becomes the subject of public disclosure, or disclosure in an application to any federal or state regulatory authority, to
            (a) acquire, merge or consolidate with, or enter into any similar transaction with Carolina or Richmond, (b) purchase, lease or otherwise acquire 20% or more of the consolidated assets of Carolina and its subsidiaries (other than a sale of loan receivables in a financing transaction in the normal course of business consistent with past practices), or (c) purchase or otherwise acquire (including by way of tender offer, merger, consolidation, share exchange, tender or exchange offer or any similar transaction) securities representing more than 20% of the voting power of Carolina or Richmond (not including a Rebuttal Acquisition).

            (ii) The term "person" shall have the meaning specified in Section 3(a)(9), and "beneficial ownership" shall have the meaning specified in
      Section 13(d)(3), of the 1934 Act.

      (c) Carolina shall notify FNB promptly in writing of the occurrence of any transaction, offer or event giving rise to a Purchase Event.

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



      (d) In the event FNB determines to exercise the Option, it shall send to Carolina a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares of Carolina Common Stock FNB intends to purchase pursuant to such exercise, and (ii) a place and date not earlier than three business days nor later than 20 business days from the Notice Date for the closing of such purchase (the "Option Closing Date"); provided, that if the closing of such purchase cannot be consummated because of any applicable judgment, decree, order, law or regulation, the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which such restriction on consummation has expired or been terminated; and provided further, without limiting the foregoing, if prior notification to, or approval of, any federal or state regulatory agency is required in connection with such purchase, Carolina shall cooperate with FNB in the filing of the required notice or application for approval and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which the last required notification period has expired or been terminated or such approvals have been obtained and any mandatory waiting periods shall have passed.

      (e) The Option shall terminate, to the extent not previously exercised, upon the earliest to occur of the following (each a "Termination Event"):

            (i)   the Effective Time of the Merger;

            (ii) the termination of the Merger Agreement in accordance with its terms prior to the occurrence of a Purchase Event, other than a termination based upon, following, or in connection with a willful and material breach by Carolina of any of its covenants, representations, warranties or agreements in the Merger Agreement;

            (iii) 12 months after the first occurrence of a Purchase Event; or

            (iv) 18 months after the date hereof.

      (f) Notwithstanding the termination of the Option, FNB shall be entitled to purchase any shares with respect to which it has exercised the Option in accordance with the terms hereof prior to the termination of the Option. The termination of the Option shall not affect any rights hereunder which by their terms extend beyond the date of such termination.

      (g) Notwithstanding any other provision of this Agreement to the contrary, in no event shall:

            (i) FNB's Total Profit (as defined below) exceed $1.2 million and, if it otherwise would exceed such amount, FNB, at its sole election, shall either (A) reduce any remaining shares of Carolina Common Stock subject to the Option, (B) deliver to Carolina for cancellation without consideration shares of Carolina Common Stock previously purchased by FNB pursuant to the exercise of the Option, (C) pay cash to Carolina, or (D) any combination of the foregoing, so that FNB's actually

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      realized Total Profit shall not exceed $1.2 million after taking into account the foregoing actions; or

            (ii) the Option be exercised for a number of shares of Carolina Common Stock as would, as of the date of exercise, result in FNB's Total Notional Profit (as defined below) exceeding $1.2 million; provided, that nothing in this clause (ii) shall restrict any exercise of the Option permitted hereby on any subsequent date.

      As used in this Agreement, the term "Total Profit" shall mean the aggregate sum (prior to the payment of taxes) of the following: (i) any net cash amounts received by FNB pursuant to the sale of shares of Carolina Common Stock received pursuant to the exercise of the Option (or any other securities into which such shares shall be converted or exchanged) to any unaffiliated person less FNB's purchase price of such shares, (ii) any amount received by FNB pursuant to Carolina's repurchase of shares of Carolina Common Stock received pursuant to the exercise of the Option less FNB's purchase price of such shares, and (iii) any amount received by FNB pursuant to Carolina's repurchase of the Option (or any portion thereof).

      As used in this Agreement, the term "Total Notional Profit" with respect to any number of shares of Carolina Common Stock as to which FNB may propose to exercise the Option shall be the Total Profit determined as of the date of such proposed exercise, assuming that the Option were exercised on such date for such number of shares and assuming that such shares, together with all other such shares held by FNB or its affiliates as of such date that were issued pursuant to the exercise of the Option, were sold for cash at the closing sale price per share of Carolina Common Stock as quoted on Nasdaq or, if Carolina Common Stock is not then quoted on Nasdaq, the highest bid price per share as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source chosen by FNB, as of the close of business on the preceding trading day (less customary brokerage commissions).

      4. Payment and Delivery of Certificates.

      (a) On each Option Closing Date, FNB shall (i) pay to Carolina the aggregate purchase price for the shares being purchased on that Option Closing Date in immediately available funds by a wire transfer to a financial institution and account designated by Carolina, and (ii) present and surrender this Agreement to Carolina at the address of Carolina specified in Section 11(d).

      (b) At each closing relating to an exercise of the Option and simultaneously with the delivery of immediately available funds and surrender of this Agreement as provided in Section 4(a), (i) Carolina shall deliver to FNB
(A) a certificate or certificates representing the number of shares of Carolina Common Stock purchased by FNB, and (B) if the Option is exercised in part only, an executed new agreement with the same terms as this Agreement evidencing the right to purchase the balance of the shares of Carolina Common Stock purchasable hereunder, and (ii) FNB shall deliver to Carolina a letter agreeing that FNB will

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



not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Agreement and providing such undertakings and representations as necessary for the issuance and sale of such shares to be exempt from registration under applicable securities laws.

      (c) Certificates representing Carolina Common Stock delivered on an Option Closing Date may be endorsed with a restrictive legend which shall read as follows:

            The transfer of shares represented by this certificate is subject to certain provisions of an agreement to the registered holder hereof and Carolina Fincorp, Inc. and to resale restrictions arising under the Securities Act of 1933, as amended, a copy of which agreement is on file at the principal office of Carolina Fincorp, Inc. A copy of such agreement will be provided to the holder hereof without charge upon receipt by Carolina Fincorp, Inc. of a written request.

It is understood and agreed that the above legend may be removed by delivery of substitute certificate(s) without such legend if FNB shall have delivered to Carolina a copy of a letter from the staff of the Securities and Exchange Commission, or an opinion of counsel in form and substance reasonably satisfactory to Carolina, to the effect that such legend is not required for purposes of the 1933 Act.

      5. Representations by Carolina. Carolina hereby represents and warrants to, and covenants with, FNB as follows:

      (a) Carolina has all requisite corporate power and authority to enter into this Agreement and, subject to any required regulatory approvals, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Carolina. This Agreement has been duly executed and delivered by Carolina and constitutes a valid and binding obligation of Carolina and, subject to any required regulatory approvals, enforceable in accordance with its terms.

      (b) Carolina has taken all necessary corporate action to authorize and reserve and to permit it to issue the full number of shares of Carolina Common Stock issuable upon exercise of the Option, and shall continue to reserve such shares until the Option is exercised or until this Agreement is terminated as provided herein.

      (c) The shares of Carolina Common Stock to be issued upon due exercise, in whole or in part, of the Option, when paid for as provided herein, will be duly authorized, validly issued, fully paid and nonassessable and shall be delivered free and clear of all liens, claims, charges and encumbrances of any kind or nature whatsoever, including any preemptive rights of any shareholder of Carolina, but subject to restrictions on transfer imposed by applicable securities and financial institutional regulatory laws.


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



      (d) The execution and delivery of this Option Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with or result in any violation of any provision of the Articles of Incorporation or bylaws of Carolina or, subject to obtaining any required regulatory approvals, result in any violation of any loan or credit agreement, note, mortgage, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Carolina or its properties or assets.

      6. Adjustment upon Changes in Capitalization, etc. In the event of any change in the outstanding Carolina Common Stock by reason of stock dividends, stock splits, split-ups, recapitalizations, combinations, exchanges of shares or the like, the type and number of shares or securities subject to the Option and the exercise price per share shall be adjusted appropriately so that the Option will entitle the holder thereof to acquire, at a price economically equivalent to the Exercise Price, all of the shares or other securities, property, or rights to which ownership of the underlying shares of Carolina Common Stock would have entitled the holder had they been outstanding immediately prior to such change. In the event that any shares of Carolina Common Stock are issued after the date of this Agreement other than in a transaction described in the first sentence of this Section 6 or upon the exercise of the Option, the number of shares subject to the Option shall be adjusted so that, immediately after such issuance, the number of shares subject to the Option (together with the number of shares previously issued under the Option) shall equal 19.9% of the number of the then-outstanding shares of Carolina Common Stock. Nothing contained in this Section 6 shall be deemed to authorize Carolina to breach any provision of the Merger Agreement.

      7. Registration Rights. Carolina shall, upon request by FNB at any time and from time to time within two years of the first exercise of the Option, as expeditiously as possible, prepare and file a registration statement under the 1933 Act, in order to permit the sale or other disposition of any or all shares or securities that have been acquired by or are issuable to FNB upon exercise of the Option in accordance with the intended method of sale or other disposition stated by FNB in such request, including a "shelf" registration statement under Rule 415 under the 1933 Act or any successor provision. Carolina shall use its best efforts to qualify such shares or other securities, or the offering thereof, for sale under any applicable state securities laws, to cause any such registration statement to become effective, to obtain all consents or waivers of other parties that are required for such registration statement, and to keep any such registration statement updated and effective for such period not to exceed of 360 days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sale or other disposition. The first registration statement prepared under this Section 7, and any sale covered thereby, shall be at Carolina's expense except for underwriting discounts or commissions, brokers' fees and the fees and disbursements of FNB's counsel related thereto. Any subsequent registrations, other than a Piggyback Registration (as defined below) shall be at FNB's expense. FNB shall provide all information reasonably requested by Carolina for inclusion in any registration statement to be prepared hereunder. If during the time periods referred to in the first sentence of this Section 7 Carolina proposes to register any shares of Carolina Common Stock under the 1933 Act for its own account or for any other shareholders of Carolina (other than on Form

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S-4 or Form S-8, or any successor form), it shall first allow FNB the right to participate in such offering (a "Piggyback Registration"), and such participation shall not affect the obligation of Carolina to effect registration statements for FNB under this Section 7; provided that, if the managing underwriters of such offering advise Carolina in writing that in their opinion the number of shares of Carolina Common Stock requested to be included in such registration statement exceeds the number that can be sold in such offering, Carolina shall include the shares requested to be included therein by FNB only to the maximum extent such managing underwriters determine to be feasible. In connection with any registration statement pursuant to this Section 7, Carolina and FNB shall provide each other and any underwriter of the offering with customary representations, warranties, covenants, indemnification and contribution in connection therewith.

      8. Listing. If Carolina Common Stock or any other securities to be acquired upon exercise of the Option are then listed on the Nasdaq NMS or any other national market or exchange, Carolina, upon the request of FNB, will promptly file an application, if required, to authorize for quotation or trading or listing the shares of Carolina Common Stock or other securities to be acquired upon exercise of the Option on the Nasdaq NMS or such other market or exchange and will use its best efforts to obtain approval of such quotation or listing as soon as practicable.

      9. Division of Option. Subject to the provisions of Section 11(c) below, this Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of FNB, upon presentation and surrender of this Option Agreement at the principal office of Carolina for other Agreements providing for Options of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Carolina Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any other Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Carolina of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Carolina will execute and deliver a new Agreement of like tenor and date upon receipt of an indemnification agreement and affidavit from FNB in form and substance reasonably satisfactory to Carolina.

      10. Severability If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option will not permit the holder to acquire the full number of shares of Carolina Common Stock provided in Section 2 (as adjusted pursuant to Section
6), it is the express intention of Carolina to allow the holder to acquire such lesser number of shares as may be permissible without any amendment or modification hereof.

      11.   Miscellaneous.

      (a) Expenses. Except as otherwise provided in Section 7, each of the parties shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the

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transaction contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

      (b) Entire Agreement. This Agreement, together with the Merger Agreement, contains the entire agreement between the parties with respect to the transactions contemplated hereby and supersedes all prior arrangements or understandings with respect thereto, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

      (c) Assignment. Neither of the parties may assign any of its rights or obligations under this Agreement to any other person, without the express written consent of the other party, except that FNB may assign in whole or in part the Option and other benefits and obligations hereunder without limitation to any of its wholly owned subsidiaries.

      (d) Notices. All notices or other communications which are required or permitted hereunder shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail, return receipt requested, sent by nationally recognized overnight courier service or by facsimile transmission, to the parties at the addresses set forth in the Merger Agreement (or at such other address for a party as specified by like notice).

      (e) Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed to be considered one and the same agreement and shall become effective when both counterparts have been signed, it being understood that both parties need not sign the same counterpart.

      (f) Specific Performance. The parties agree that damages would be an inadequate remedy for a breach of the provisions of this Agreement by Carolina and that this Agreement may be enforced by FNB through injunctive or other equitable relief.

      (g) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina without regard to principles of conflicts of laws.


                         [Continued on Following Page]

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      IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed by its authorized officer as of the day and year first above written.


            FNB CORP.


            By /s/ Michael C. Miller
               ---------------------------------
               Michael C. Miller
               President and Chief Executive Officer


            CAROLINA FINCORP, INC.


            By /s/ R. Larry Campbell
               ----------------------------------
               R. Larry Campbell
               President and Chief Executive Officer